SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

11 July, 2008

LLOYDS TSB GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1         Regulatory News Service Announcement, dated 11 July, 2008
                   re:  Segmental Analysis Restatement

11 July 200 8

65/08

LLOYDS TSB segmental analysis restatement

As part of Lloyds TSB Group’s transition to Basel II on 1 January 2008, the Group has taken the opportunity to update its capital and liquidity pricing methodology. The main difference in this approach is to allocate a greater share of certain funding costs, previously allocated to the Central group items segment, to individual divisions.

In addition, to enable meaningful year-on-year comparisons to be made, the Group intends to report its 2008 segmental results on a continuing businesses basis, excluding the impact of the businesses sold in 2007.

The attached appendix sets out the relevant segmental analyses for 2007 which have been restated to reflect these reporting changes, and which have no impact on the statutory results of the Group.

For further information:-

Investor Relations

Michael Oliver     +44 (0) 20 7356 2167

Director of Investor Relations

E-mail: michael.oliver@ltsb-finance.co.uk

Douglas Radcliffe     +44 (0) 20 7356 1571

Senior Manager, Investor Relations

E-mail: douglas.radcliffe@ltsb-finance.co.uk

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds TSB Group, its current goals and expectations relating to its future financial condition and performance. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. The Group’s actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, risks concerning borrower credit quality, market related risks such as interest rate risk and exchange rate risk in its banking business and equity risk in its insurance businesses, changing demographic trends, unexpected changes to regulation, the policies and actions of governmental and regulatory authorities in the UK or jurisdictions outside the UK, including other European countries and the US, exposure to legal proceedings or complaints, changes in customer preferences, competition and other factors. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of such factors. The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

APPENDIX

SUMMARISED SEGMENTAL ANALYSIS

2007	UK Retail Banking	Insurance and Investments	Wholesale and International Banking	Central group items	Group excluding insurance gross up	Insurance gross up	Group
	£m	£m	£m	£m	£m	£m	£m

Net interest income	3,695	(106)	2,380	(368)	5,601	421	6,022
Other income	1,797	1,741	1,644	362	5,544	6,233	11,777
Total income	5,492	1,635	4,024	(6)	11,145	6,654	17,799
Insurance claims	-	(302)	-	-	(302)	(6,615)	(6,917)
Total income, net of insurance claims	5,492	1,333	4,024	(6)	10,843	39	10,882
Operating expenses	(2,548)	(611)	(2,152)	(6)	(5,317)	(13)	(5,330)
Trading surplus (deficit)	2,944	722	1,872	(12)	5,526	26	5,552
Impairment	(1,224)	-	(572)	-	(1,796)	-	(1,796)
Profit (loss) before tax	1,720	722	1,300	(12)	3,730	26	3,756
Volatility
- Insurance	-	(277)	-	-	(277)	-	(277)
- Policyholder interests	-	-	-	-	-	(222)	(222)
Profit on sale of businesses	-	272	385	-	657	-	657
Discontinued businesses	-	145	28	-	173	(11)	162
Settlement of overdraft claims	(76)	-	-	-	(76)	-	(76)
Profit (loss) before tax	1,644	862	1,713	(12)	4,207	(207)	4,000

Half-year to 30 June 2007	UK Retail Banking	Insurance and Investments	Wholesale and International Banking	Central group items	Group excluding insurance gross up	Insurance gross up	Group
	£m	£m	£m	£m	£m	£m	£m

Net interest income	1,798	(56)	1,109	(154)	2,697	100	2,797
Other income	883	833	931	182	2,829	3,380	6,209
Total income	2,681	777	2,040	28	5,526	3,480	9,006
Insurance claims	-	(152)	-	-	(152)	(3,462)	(3,614)
Total income, net of insurance claims	2,681	625	2,040	28	5,374	18	5,392
Operating expenses	(1,261)	(307)	(1,041)	(3)	(2,612)	(6)	(2,618)
Trading surplus	1,420	318	999	25	2,762	12	2,774
Impairment	(627)	-	(210)	-	(837)	-	(837)
Profit before tax	793	318	789	25	1,925	12	1,937
Volatility
- Insurance	-	9	-	-	9	-	9
- Policyholder interests	-	-	-	-	-	(63)	(63)
Discontinued businesses	-	119	22	-	141	5	146
Settlement of overdraft claims	(36)	-	-	-	(36)	-	(36)
Profit (loss) before tax	757	446	811	25	2,039	(46)	1,993

Half-year to 31 December 2007	UK Retail Banking	Insurance and Investments	Wholesale and International Banking	Central group items	Group excluding insurance gross up	Insurance gross up	Group
	£m	£m	£m	£m	£m	£m	£m

Net interest income	1,897	(50)	1,271	(214)	2,904	321	3,225
Other income	914	908	713	180	2,715	2,853	5,568
Total income	2,811	858	1,984	(34)	5,619	3,174	8,793
Insurance claims	-	(150)	-	-	(150)	(3,153)	(3,303)
Total income, net of insurance claims	2,811	708	1,984	(34)	5,469	21	5,490
Operating expenses	(1,287)	(304)	(1,111)	(3)	(2,705)	(7)	(2,712)
Trading surplus (deficit)	1,524	404	873	(37)	2,764	14	2,778
Impairment	(597)	-	(362)	-	(959)	-	(959)
Profit (loss) before tax	927	404	511	(37)	1,805	14	1,819
Volatility
- Insurance	-	(286)	-	-	(286)	-	(286)
- Policyholder interests	-	-	-	-	-	(159)	(159)
Profit on sale of businesses	-	272	385	-	657	-	657
Discontinued businesses	-	26	6	-	32	(16)	16
Settlement of overdraft claims	(40)	-	-	-	(40)	-	(40)
Profit (loss) before tax	887	416	902	(37)	2,168	(161)	2,007

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS TSB GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:     11 July, 2008